UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Signet Jewelers Limited

(Exact name of the registrant as specified in its charter)

Bermuda	1-32349	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Clarendon House, 2 Church Street, Hamilton HM11, Bermuda

(Address of principal executive offices)

David Bouffard, Vice President, Signet Corporate Affairs (330)-668-5369

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction:

Signet Jewelers Limited (“Signet” or the “Company”) is the largest specialty jewelry retailer in the United States (“US”) and the United Kingdom (“ UK”). In accordance with Section 13(p) of the Securities and Exchange Act of 1934 (“Exchange Act”) and Rule 13p-1 thereunder, Signet has filed this Specialized Disclosure Form (“Form SD”) and the Conflict Minerals Report , attached hereto as Exhibit 1.02, and posted this Form SD and the attached Conflict Minerals Report to the Company’s public website at www.signetjewelers.com/corporate-responsibility/responsible-sourcing.1

Signet has adopted a Conflict Minerals Policy (“Policy”) to support our Company’s goal of ensuring that none of the “conflict minerals” designated under Section 13(p) of the Exchange Act and Form SD – which are gold, tin, tantalum and tungsten (“3TGs”) – that are necessary to the functionality or production of any of the products that Signet manufactures or contracts with other entities to manufacture, specifically jewelry, gift products and associated products (together, “Products”), contribute to armed conflict anywhere in the world, but most particularly in the Democratic Republic of Congo (“DRC”) and the adjoining countries of the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (together, “Covered Countries”).

[1]	The content of this and any other website referred to in this Form SD, as noted below, is included for general information only, and is not incorporated by reference into this Form SD or the accompanying Conflict Minerals Report, filed herewith as Exhibit 1.02.

As part of this Policy, Signet has established and implemented Responsible Sourcing Protocols (“SRSPs”) for all suppliers of Products. These measures, along with other due diligence measures described in the Conflict Minerals Report attached hereto as Exhibit 1.02, are designed to conform to the internationally-recognized framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (together, “OECD Due Diligence Guidance”), and reflected in other industry due diligence frameworks that are commonly considered to be compliant with the OECD Due Diligence Guidance.

Signet’s Conflict Minerals Policy and the SRSPs can be found on the Company’s website at www.signetjewelers.com/corporate-responsibility/responsible-sourcing

As a result of the development and implementation of the SRSPs, Signet has reasonably determined that supplies of Products containing 3TGs to Signet are “DRC conflict-free” as defined in Section 13(p) of the Exchange Act and Form SD thereunder.

As defined in Section 13(p) of the Exchange Act and Form SD, the term “DRC conflict-free” means that a product does not contain conflict minerals necessary to the functionality or production of that product that directly or indirectly finance or benefit armed groups in the DRC or an adjoining country.

The content of any website referred to in this Form SD is included for general information only, and is not incorporated by reference into this Form SD or the accompanying Conflict Minerals Report, both of which have been filed with the SEC.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with the requirements of Rule 13p-1 and Form SD, Signet has made a reasonable, good-faith determination that, during the calendar-year 2013 reporting period:

a) Signet has manufactured and contracted with other entities for the manufacture of Products which contain “Conflict Minerals”* that are necessary to the functionality or production of such Products (“necessary Conflict Minerals”).

b) Signet conducted a good-faith reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the Company’s necessary Conflict Minerals originated in the Covered Countries and/or came from recycled or scrap sources. Based on this RCOI, Signet knows or has reason to believe that a portion of its necessary Conflict Minerals originated or may have originated in the DRC or an adjoining country.

c) Signet exercised due diligence on the source and chain of custody of its necessary Conflict Minerals, as described more fully in the attached Conflict Minerals Report. Based on this due diligence, and as further described in this Conflict Minerals Report, Signet has reasonably determined that all of its Products containing necessary Conflict Minerals are “DRC conflict free” within the meaning of Section 13(p) and Form SD. Further details are contained in the Company’s Conflict Minerals Report (Exhibit 1.02). As previously noted, both this Form SD and the attached Conflict Minerals Report are posted on Signet’s website at www.signetjewelers.com/corporate-responsibility/responsible-sourcing

*	Defined as gold, columbite-tantalite (coltan), cassiterite, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country; or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

Item 1.02

Signet has hereby filed, as Exhibit 1.02 to this Form SD, the Conflict Minerals Report required by Items 1.01 and Item 1.02 of this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.02 – Signet Jewelers Limited’s Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Signet Jewelers Limited

By:	/s/ Mark A. Jenkins	Date: May 30, 2014
Name:	Mark A. Jenkins
Title:	Signet Company Secretary & Chief Legal Officer